Exhibit 99.1

Press release

Biophytis obtains a new 10M€ loan structure
with Kreos Capital

Paris (France), Cambridge (Massachusetts, U.S.), November 22, 2021, 11pm CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, announces today that the Company entered into a new loan structure with Kreos Capital.

Stanislas Veillet, CEO of BIOPHYTIS, stated: “This transaction allows us to fund the final steps of our COVA phase 2-3 study in COVID-19, mostly for registration under Emergency Use Authorization with the FDA and Conditional Use with the EMA, and the manufacturing of registration batches of the Sarconeos (BIO101). This new financing structure with Kreos Capital shows the good relationship both Parties are having since 2018”.

The €10 million total loan was concluded on November 19, 2021 and includes four tranches of respectively €2.5 million, €3.0 million, €2.5 million and €2.0 million. The two first tranches were drawn upon signing of the contract on November 19, 2021, the third tranche can be drawn up to December 31, 2021, and the last tranche can be drawn up to March 31, 2022. Besides, Kreos Capital will receive Biophytis’ share warrants (“bon de souscription d’action” or “BSA”) for a total of approximately €1M.

Main characteristics of the bonds

Over the €10M, €7.75 million will be in straight bonds, and €2.25 million will be in convertible bonds.

Interest shall accrue on the principal moneys outstanding at a fixed interest rate of ten per cent (10.00%) per annum for straights bonds and at a fixed interest rate of nine point five per cent (9.50%) per annum for convertible bonds.

The straight bonds will be repaid in 36 monthly instalments, after a deferral repayment of the nominal amount until April 2022.

The Company shall repay the convertible bonds at their principal amount at the latest March 31, 2025, unless they are converted before into shares, at the option of Kreos Capital, at a fixed conversion price of €0,648 (except in the event that the Company distributes dividends).

The loan is a senior unsubordinated financing. As security of its obligations, the Company has pledged certain assets, to the benefit of Kreos Capital.

Press release

Main characteristics of the share warrants (BSAs)

Biophytis will issue for the benefit of Kreos Capital 2 218 293 share warrants (BSAs) giving the right to subscribe to new Biophytis ordinary shares, on the basis of one share for one BSA. The share warrants can be exercised over a 7-year period after being issued. The exercise price of the share warrants has been set at €0.56.

By subscribing to the BSAs, Kreos Capital has expressly waived the right to exercise the 2018 BSAs as held following their detachment from the bonds subscribed on September 10, 2018 within the framework of the 2018 loan structure.

Based on the non-diluted number of shares comprising the Company’s social capital as of November 18, 2021 of 129 073 235 shares, assuming the full conversion of the convertible bonds into share, and the full exercise of shares warrants (BSA), shareholder holding 1% of the company’s capital before conversion of the bonds and exercise of the BSAs, will hold 0.93% of the capital after the full conversion of the convertible bonds and full exercise of the shares warrants.

Legal framework of the transaction

The Company’s Board of Directors approved this loan structure and the related agreements during its meeting held on October 19, 2021, in accordance with the delegations granted by the General Shareholders Meeting of May 10, 2021, under the twelfth resolution relating to the completion of an issue with cancellation of preferential subscription rights for the benefit of a category of beneficiaries, in compliance with article L. 225-129 et seq. of the French Commercial Code.

Within this framework and in accordance with article 211-3 of the AMF general regulations, share warrants issue for the benefit of Kreos Capital doesn’t require to prepare a prospectus to be submitted for approval by the AMF.

Admission of new ordinary shares by exercise of the share warrants (BSAs) or conversion of the Convertible Bonds.

The admission of the new ordinary shares to trading on the regulated market of Euronext Paris will be requested under the existing ISIN code of the ordinary shares of Biophytis (ISIN: FR0012816825). The new ordinary shares will be immediately assimilated to the existing ordinary shares. Neither bonds nor share warrants will be listed on Euronext Paris.

Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2020 Annual Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr – +33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr - +33 7 62 77 69 42